ENESCO®
GROUP, INC.

FOUNDATIONS FOR THE FUTURE

2001 ANNUAL REPORT





ENESCO® GROUP, INC.

CORPORATE PROFILE

For more than 40 years, Enesco Group, Inc. (NYSE: ENC) has been a global leader in the gift, collectibles and home décor industries, offering such notable product lines as *Cherished Teddies, Mary Engelbreit, Lilliput Lane* and *Border Fine Arts*, among others. The Company's award-winning *Precious Moments* brand is one of the top lines of collectibles throughout the world.

FINANCIAL HIGHLIGHTS

(In millions, except per share amounts)	2001	2000
Net revenues	$ 269	$ 325
Operating profit (loss)	(10)	6
Income (loss) before taxes	(12)	5
Net income	1	15
Working capital	54	59
Total assets	220	231
Shareholders' equity	126	126
Return on average shareholders' equity	1%	13%
Per share data:		
Net income diluted	$ 0.08	$ 1.11
Dividends declared	$ -	$ 0.28
Shareholders' equity at December 31	$ 9.18	$ 9.23
Average number of shares diluted	13.84	13.64
Number of shares outstanding at December 31	13.77	13.61

LETTER FROM THE CEO


ENESCO

Dear Shareholders:

The year 2001 marked the beginning of a period of changes for Enesco. When I joined Enesco nearly one year ago, I realized that 2001 would be a year characterized by changes, challenges, and new commitments. The challenges that we faced were many – challenges that required both internal and external changes for Enesco. By implementing a disciplined program for change, the company has renewed its commitment to its shareholders to improve profitability and increase our return on investment.

In order for Enesco to achieve the returns our shareholders deserve, in 2001 we launched five initiatives to serve as the foundation for our long-term growth. They include:

- Improve profitability
- Grow mass market and alternate channel sales
- Expand globally
- Improve operational efficiency
- Stabilize retail specialty sales

To improve Enesco's profitability in the wake of a declining revenue trend, we took significant cost containment steps in the second through fourth quarters of 2001. We removed more than $31 million from budgeted 2001 operating expenses in various areas, including workforce reductions in the U.S. and U.K. The anticipated annual savings from the workforce reductions alone are approximately $12.2 million. Moving forward, we will continually analyze our expenditures to make sure they are as lean as possible to support our sales forecasts.

Of paramount importance to Enesco is to meet and exceed the expectations of our customers. We made a commitment to re-focus on customer service, based on listening to our customers' needs. In addition to giving our retail specialty customers new and innovative products, we now offer improved retailer margins on many of those items. We initiated inventory reduction and dating programs for retailers, and made an in-stock inventory commitment on all new product introductions, as well as on our most popular items for customer reorders.

With the continuing success of our licensed holiday gifts in the mass channel, we strongly believe one of our biggest growth opportunities will come from the mass, chain, department and lifestyle store channels. In 2001, we introduced an everyday licensed gift program as well as a home décor statement that will be in a major mass chain beginning in April 2002. We appointed 11 independent sales groups to represent Enesco's Milieu line of home décor statements to such lifestyle stores as The Great Indoors.

On the international front, our growth is due to our distribution arrangements with Demdaco, Goebel and others. Our plan is to accelerate the current strategy that has resulted in global sales growth. We also expect expansion in new channels of distribution, particularly the international mass market.

From an operational standpoint, we are changing how Enesco develops products. We will increase operating efficiency and lower our costs through a global procurement strategy. The U.S. parent and its Canadian and European subsidiaries will take advantage of volume discounts by coordinating our efforts.

From the sales perspective, a major reason specialty retail sales have declined in recent years is decreasing demand in the collectibles marketplace. In 2001, we established an ongoing disciplined approach to overall SKU reduction that is based on profitability by product. We will introduce new products more selectively, and in some cases, in smaller quantities. The goal is to help rejuvenate "the hunt" for true collectibles and reduce retailer inventory, which leads to reorders. Enesco will continue to work with our specialty retailer to revitalize this market and increase our retailers' profits on our products.

In closing, 2002 is forecasted to be a year showcasing the new Enesco. Our Board of Directors and senior management are confident that the strategic initiatives will help provide a strong foundation for Enesco and lead to long-term success for the company, our customers and our shareholders. Thank you very much for your support in 2001 through the early stages of Enesco's turnaround.

Sincerely,

Daniel DalleMolle
President and Chief Executive Officer



"Enesco's focus on profitability is driving every decision that we make."



"Every action that Enesco takes is with a laser sharp focus to improve shareholder value, particularly through superior customer service, growing operating income and greater return on our assets."



"Enesco will remain competitive by capitalizing on our industry leadership position and our 43 years of import experience."

A DISCUSSION WITH Dan DalleMolle

What were the primary challenges for Enesco in 2001?

DD: The overriding challenge is the current state of the collectibles marketplace. It has been reported repeatedly that the collectibles industry is declining and oversaturated. Consolidation of the U.S. retail specialty channel also brought a significant decline in the total number of customer accounts. Consequently, this channel, the mainstay of Enesco, has been decreasing for the past few years. Consumers also are shopping more frequently via the Internet and at mass-market merchants, chain food and drug retailers, and lifestyle stores. All of this has led to an eroding revenue line, which affects every aspect of our business.

In response to these challenges, Enesco established five strategic initiatives as the foundation for the company's future. They are:

- Improve profitability
- Grow mass market and alternate channel sales
- Expand globally
- Improve operational efficiency
- Stabilize retail specialty sales

How do you plan on stabilizing the sales in the specialty retail channel if the industry is soft?

DD: There are several opportunities for Enesco to help stem the sales decline. Enesco is now more of a partner to our specialty retailers than simply a vendor. Their success is our success. During the past year, my management team and I have talked to our retail customers about the challenges they face. We not only listened, but took action. We are:

- monitoring retail sell-through by analyzing POS data and sales per SKU to ensure we only offer the most sought-after products;
- offering higher margins on select merchandise, which gives more profit to our specialty retailers;
- introducing SKUs more selectively to the marketplace and, in some cases, in smaller quantities. This will help address the saturation issue by limiting the number of collectibles and creating "the hunt" that drove the industry in its glory days;
- implementing aggressive programs to reduce inventory levels, offering our retailers sizable margin opportunities for in-stock merchandise;
- offering dating programs on holiday and select everyday products that not only aids specialty retailers with their cash flow, but also gives Enesco a competitive edge; and
- providing a unique shopping experience for their consumers by providing merchandising solutions and distinctive products.

What are the new distinctive products for 2002?

DD: For the specialty retailer, our focus is on true collectible limited editions. Our efforts in 2001 resulted in a strong Christmas season, with sell-out of our dated limited editions. Through our new strategic partnerships, Enesco will be entering into the 'tween market, offering gift solutions for the male audience and making an entrée into the paper and candle markets.

The year 2002 is the 10th anniversary of the *Cherished Teddies* collection. We developed new products specifically for this anniversary, including an exclusive 10th anniversary figurine. We also will introduce new products associated with the 25th anniversary of the *Precious Moments* collection coming in 2003. We are planning some exciting in-store promotions and collector events to commemorate each anniversary.

In the gift category, our strategy is to offer competitive retail price points for key formats and occasions, such as waterballs and Christmas ornaments. We also are continuing to develop and expand our most profitable and recognizable licensed product lines which have been tremendously successful with mass-market customers. Likewise, we are introducing popular new licenses to our roster, such as *Pooh Classics,*

Pooh & Friends and *Walt Disney Art Classics* in the U.K.

In home accessories, we are focusing our assortments into a smaller number of fully developed statements. We are confident this will help distinguish Enesco in lifestyle and specialty channels.

One of the strategic initiatives focuses on growth opportunities in the mass and alternate channels. What are your plans?

DD: With the explosion of the mass market, along with lifestyle stores, we knew Enesco needed to be a part of this phenomenon, especially with the softness of the collectibles business. But in order to be a player in these channels, we had to approach the business differently because they demand entirely different products, programs and price points. The everyday gift program we developed for mass customers capitalizes on many of our successful licensed products without encroaching on our collectible offerings. In fact, we hope to attract new collectible customers in the retail specialty channel who may be exposed to the brands for the first time at mass merchants.

In addition, we're expanding beyond licensed gift products with mass retailers. Beginning in 2002, our mass offerings will include a home accessories statement and merchandising system.

Also in 2002, 11 independent sales groups, or 150 sales representatives, will represent *Milieu*, our high-end home décor and accessory line, to major lifestyle stores nationwide, such as The Great Indoors. These groups were brought on because of their relationships with these retailers, which is expected to yield significant sales results for the coming year.

You mention that you want Enesco to expand internationally. What's your strategy?

DD: Both our Canadian and European subsidiaries, NC Cameron & Sons and Enesco European Giftware Group, have done a good job broadening our horizons on the international front. But we're taking it a step further. Our strategy is

IMPROVE PROFITABILITY

HIGHLIGHT: STRATEGIC ALLIANCES



Forming strategic alliances will be a major factor to contribute to Enesco's revenue growth – alliances that allow Enesco to distribute products without incurring product development expenditures. Enesco now is able to offer product categories and formats the company has not attempted previously, without requiring special design expertise. Enesco currently is working with NICI AG, the leading and fastest growing German manufacturer and designer of trend-setting plush and fashion products, to be their exclusive North American distributor of plush animal characters and coordinating accessories for the 'tween market (children ages 8 - 13). Likewise, Enesco is entering the candle market, distributing candle products made exclusively for Enesco by Lamplight Farms to specialty retailers in the U.S.

The Canadian and European subsidiaries also have profitable strategic alliances, including distributing Demdaco and Papel lines in their markets. In addition, Enesco U.S. began to distribute products of its international subsidiaries late in 2001 with great success, and the European and Canadian operations also began distributing each other's products.

RETAIL SPECIALTY SALES STABILIZATION

HIGHLIGHT: RETAIL SELL-THROUGH



The two areas that will have the greatest impact on retail sell-through are Enesco's new customer-friendly programs and distinctive new products. The programs that are being implemented include:

- aggressive initiatives to reduce store inventory levels;
- sizable margin opportunities for in-stock merchandise, generating more profit for retailers; and
- dating programs on holiday, seasonal and select everyday products to improve retailer cash flow.

Consumers are looking for distinctive gift and home décor products, especially candles, desk/executive sets, kitchen accessories, baby and other occasion driven gifts, as found in recent research studies. To give retailers what their consumers want, Enesco will be introducing new offerings in these product categories in 2002 with others planned for 2003. Enesco also will limit the number of collectibles introduced, including *Precious Moments* and *Cherished Teddies* figurines. This will be beneficial especially for the specialty retailer, as it will rejuvenate "the hunt" which drives collectible sales.

twofold. First, we are looking at distribution agreements, strategic alliances and joint ventures that allow Enesco to partner with another company or distribution network to market our products in other countries. One such joint venture is using the sales force of Goebel, parent company of Hummel in Germany, through which we expect to fuel sales growth in 2002. And we're leading all these initiatives with our two strongest brands, *Precious Moments* and *Cherished Teddies*. These types of partnerships allow us to profitably grow our international business.

Second, we are realigning our staff to better serve the international market. We are growing our U.S.-based international sales team and transforming our Hong Kong office to be both a sales and operations organization. We will continue to work closely with our international subsidiaries to maximize their potential.

One of Enesco's primary objectives is to increase its profitability. How will you achieve that goal?

DD: Enesco's focus on profitability is driving every decision we make. One of the first initiatives that the company undertook in 2001 was to renegotiate payment terms with our vendors, resulting in substantial cash flow improvement. We also instituted a long overdue price increase on certain product lines.

Next, we initiated steps for global procurement and development improvement, realizing volume discounts for the U.S. and our subsidiaries. Previously, procurement and development were done independently by the various Enesco businesses. By coordinating our efforts and renegotiating with key vendors, Enesco expects to reduce product costs in 2002.

We also are seeking exclusive distribution of products developed outside Enesco. In the U.K., we reduced the amount of domestic manufacturing with a more profitable procurement strategy in Asia.

After close review of sales and profitability early in 2001, we took cost containment actions resulting in a reduction in operating expenses of approximately $31 million from budgeted spending levels, including:

- reducing the workforce in the U.S. and U.K. in the second through fourth quarters;
- focusing on margins and reducing SKUs using a disciplined profitability analysis approach;
- initiating a number of operational improvements by emphasizing spending accountability with department-level managers;
- refocusing efforts on accounts receivables and reducing past due domestic receivables by approximately 50 percent; and
- returning to a commissioned sales structure for 2002 in the U.S.

What are some of the operational improvements made in 2001, and how do they impact the business?

DD: In June, we brought Jeff Smith on board as our senior vice president of Operations. Jeff manages the company's supply chain and information technology functions. Jeff's experience, coupled with his proven ability to decrease expenses and increase customer service levels, is helping Enesco to enhance its top line and overall margin performance.

Two of Jeff's major accomplishments included Enesco's new global procurement strategy, which was talked about earlier, and an aggressive approach to managing inventory by focusing on forecasted sales. By lowering and managing our inventory in 2002, we will be able to begin reducing our overall distribution center costs. We began an integrated planned approach to hit retail price points, including using new materials to develop products. Through this strategy, we are able to help retailers exceed their margin requirements. Through Jeff's leadership, our Customer Service Group is taking a proactive stance in managing orders by letting retail customers know when ship dates change. Additionally, we removed unfriendly customer service policies, such as re-stocking charges. These are just some of the many new customer service commitments we're making for the future.

You mentioned Enesco's renewed commitment to retail customers. What are the new efforts that are now in place?

DD: We faced a significant challenge this year in turning around customer service practices that no longer served our retailer customers. In the second and third quarters, we analyzed our ability to partner with retailers and decided to change the fundamental way we did business, particularly with our retail specialty channel.

- The first change we made was to make an inventory commitment to our retailers on all new product introductions.
- Next, we offered the dating programs that I mentioned earlier,

GLOBAL EXPANSION
HIGHLIGHT: DISTRIBUTOR SALES



Part of the anticipated global expansion is through Enesco's international distributor network, which allows the company to generate sales in other countries while expanding its reach in our current marketplaces. In 2001, Enesco entered into a distributor arrangement with Duty Free Mexico, a group of eight Mexican shops, to sell *Precious Moments* figurines which will greatly increase the company's sales in Mexico. This is a significant initiative because one of Enesco's growth strategies is to develop a marketplace for *Precious Moments* internationally. This particular distribution arrangement could potentially open doors to duty free shops in other countries.

which allow retailers to generate cash flow and sell-through on merchandise prior to paying Enesco.

- Then, we increased flexibility with several of our customer service policies.
- Finally, the most significant initiative was to add more field salespeople in the U.S. to increase service levels and market penetration.

All of this is being implemented currently in order to provide top-notch service to our retail base. We hope to follow in the footsteps of our U.K. subsidiary, Enesco European Giftware Group, who won a major award from the Guild of Specialist Retailers for meeting the highest standard of customer service for the second consecutive year.

With all the changes in the marketplace and at the company, how will Enesco remain competitive in 2002?

DD: Enesco will remain competitive by capitalizing on our industry leadership position and our 43 years of import experience. We will not waiver in our commitment to meet the requirements of our retailers, including our focus on helping our retailers increase their profitability.

Our growth opportunities include both global expansion, and product and channel diversification. We are back to the fundamentals of developing high quality products, expanding our collectible and gift licenses, and expanding our channels of distribution.

We have new strategic alliances for 2002 that will help fuel our top

OPERATIONAL IMPROVEMENTS

HIGHLIGHT: MAXIMIZE RETAILER SATISFACTION



One of the major initiatives in 2001 that will build the foundation for Enesco's future growth is maximizing retailer satisfaction. This can be accomplished by managing inventory and orders. Managing inventory means having the right products at the right time at the right price point for retailers. Enesco will accomplish this through its global procurement strategy whereby Enesco U.S. and its international subsidiaries collectively develop products, which gives Enesco lower costs, allowing the company to offer better margin opportunities for retailers. Next, Enesco is instituting a Vendor Certification Program that requires vendors to agree and adhere to quality compliance mandates. These measures will help prevent production delays and late product shipments due to quality issues. Enesco also is implementing inventory replenishment procedures so that no retailer will be without everyday or seasonal products during crucial selling periods.

The second point is to manage orders. The primary reason retailers cancel orders is due to out-of-stock issues, where products are shipped late, incomplete or not at all. This is especially critical for occasion-based products that relate to a holiday or seasonal gift-giving opportunity. Enesco is implementing procedures that will help minimize the occurrence of late or partial shipments coming from our distribution centers. If shipping dates need to be altered for any reason, Enesco has established a proactive customer service policy to notify retailers and make appropriate accommodations, including replacing unavailable products with orders for in-stock items.

line. We will continue to look for innovative new product lines developed within or outside Enesco.

Does Enesco have the infrastructure in place to implement all these initiatives?

DD: Yes we do. In 2001, we collapsed several of our marketing divisions into one unit so we could gain operational efficiencies and better use our internal resources. Paul Perez joined Enesco in June as our senior vice president of Sales, Marketing and Product Development. Sales, Marketing and Product Development then were joined under one umbrella to facilitate responsiveness our retail base.

Also, with SKU reduction, more focused product development and outside strategic partnerships, we require fewer internal resources. Likewise, leveraging our global locations and key vendor relationships provides a better framework for managing the supply chain.

As we move forward, we continually will reshape our culture so that we listen to customers, focus on products and programs that benefit customers, and distinguish ourselves in the marketplace.

How will your 2002 strategy build shareholder value now and in the future?

DD: Every action that Enesco takes is with a laser sharp focus to improve shareholder value, particularly through superior customer service, growing operating income and greater return on our assets. The financial measures that will dictate our actions in 2002 and in the future will be operating income, return on assets, return on investments and cash flow. Every Enesco employee will participate in a new incentive plan that is tied directly to the company's operating income as a percentage of sales and return on assets. To ensure our profitability, we will continue to take costs out of the business in 2002, particularly as we focus on the supply chain.

In addition, we will balance the business of our core collectibles and gift retailers with the opportunities that we are pursuing in other channels. We will continue to look for strategic alliances and potential acquisitions that will allow us to increase market penetration. We will keep our finger on the pulse of the marketplace in order to respond quickly to the needs of our retail customers. As I said before, our customers' success is our success.

MASS MARKET AND ALTERNATE CHANNEL GROWTH

HIGHLIGHT: EVERYDAY PRODUCTS



Enesco is extending its partnership with mass retailers beyond its successful licensed holiday gift program, creating the springboard for significant growth opportunities.

The new Enesco opportunities include *Everyday Gift* and *Gifts and Floral*, which are being tested by large mass retailers.

- *Everyday Gift* includes an array of evergreen Enesco licensed gift products.
- *Gifts and Floral* is a merchandising statement of licensed Enesco gifts located in a mass retailer's floral section.

Enesco plans to roll out these programs in 2002 to multiple mass outlets. During the first quarter of 2002, Enesco also will introduce a new home statement exclusively for Wal-Mart that includes a complete merchandising system designed to compete directly with the licensed home lines of other mass retailers.

CONSOLIDATED FINANCIAL STATEMENTS

ENESCO GROUP, INC.

2001 ANNUAL REPORT

FINANCIAL CONTENTS

The following discussion provides more depth on the financial condition and results of operations of Enesco Group, Inc. and subsidiaries ("Enesco"). You will probably find it helpful to have first read the financial statements, accompanying notes and financial highlights of recent years.

RESULTS OF OPERATIONS

2001 Compared to 2000

Net revenues decreased $56 million, or 17%, in 2001 due to lower product sales in the United States. Net sales in the United States decreased 22%, primarily in the traditional collectible, card and gift channel, continuing a trend in recent years. The biggest single piece of the decrease was sales of Harry Potter merchandise, which were $10 million less in 2001 compared to 2000.

Net international sales decreased 1% in 2001 compared to 2000 and represented approximately 29% of total 2001 sales compared to 24% in 2000. Local currency international sales were translated into United States dollars at lower exchange rates in 2001 versus 2000. If the 2001 local currency sales were translated into United States dollars at the 2000 exchange rates, international sales would have been greater by approximately $3.3 million, or 4%, in 2001.

Enesco's *Precious Moments* lines represented approximately 39% of 2001 sales compared to 38% in 2000. The *Cherished Teddies* lines represented 13% of 2001 sales compared to 14% in 2000. The number of members in the *Precious Moments* collector clubs was down approximately 5% and the number of members in the *Cherished Teddies* collector clubs was down approximately 24% at December 31, 2001, compared to December 31, 2000.

As of January 1, 2001, in the U.S., Enesco began utilizing a salary-based employee sales force, replacing its historical independent contractor sales force for the collectible, card and gift, and home décor channels. Throughout 2001, Enesco serviced these channels with this sales organization but did not achieve the cost efficiencies, market penetration or customer service levels expected.

Therefore, as of January 1, 2002, numerous changes were initiated aimed at improving sales, market penetration and customer service levels. The U.S. employee-based field sales force was increased and their compensation plan was changed to a variable commission-based format versus a salary plus bonus format. Additionally, this sales force has been refocused to serve only the collectible, card and gift channel. The U.S. home décor channel will be serviced by 11 independent representative selling groups with the capability of reaching customers not currently served by Enesco. Along with these changes in Enesco's U.S. sales force, new domestic programs have been initiated providing Enesco customers better value, including dating terms on seasonal products, more flexible shipping schedules and improved product availability.

Total unfilled orders (backlog) as of year end were down approximately $20 million, or 42%, compared to the same period last year. Contributing to this decrease is a decline in orders for Harry Potter products in 2001 versus 2000 and cancellation of future orders for Harry Potter products in early 2001 after slow sell through during the 2000 Christmas selling season. Net open orders are orders received and approved by Enesco, subject to cancellation for various reasons, including credit considerations, product availability and customer requests.

Gross profit decreased $32 million, or 23%, in 2001 largely as a result of the sales decrease. Results for 2001 include a non-cash charge of $8.7 million in the fourth quarter to write down inventory values as part of Enesco's product rationalization program. In August, based on a product profitability analysis, we discontinued about 3,000 domestic SKUs. From September through December, we offered these items at a discount to our list price but still above our cost. The resulting sales were less than expected and diverted our sales forces' attention from more profitable sales efforts. The one-time write-down values these inventories at our expected recovery in the closeout channel where we can liquidate these items much faster, improving our cash flow. The 2000 results included a one-time non-cash charge of $2.9 million recorded in the second quarter related to *Precious Moments* product that was to be used as part of the consideration for the agreement to purchase certain assets of Precious Moments, Inc. The proposed acquisition was terminated, and the inventory was written down to reflect market conditions and to preserve collectibility of continuing product lines. Enesco's gross profit margin, expressed as a percentage of net sales, was 43% of sales in 2001 (exclusive of the $8.7 million charge) compared to 44% in 2000 (exclusive of the $2.9 million charge). Enesco recently negotiated lower pricing structures with major suppliers. We expect the results of these negotiations to have a positive impact on margins in the second half of 2002.

Selling, distribution, general and administrative expenses ("SD&A"), decreased $15.3 million, or 12%, in 2001 versus 2000 and represented 43% of sales in 2001 compared to 40% in 2000. Results for 2001 included one-time charges totaling $3.2 million, comprised of $2.3 million for the January 2001 U.S. sales force reorganization (recorded in the first and second quarter) and $930 thousand for severance provisions ($500 thousand in the second quarter, $360 thousand in the third quarter and $70 thousand in the fourth quarter). The January 2001 U.S. sales force reorganization costs were primarily commissions paid in 2001 to former independent contractors for orders placed before January 1, 2001, but shipped during 2001. Commissions are expensed when orders are shipped. All of the January 2001 sales force reorganization costs were expensed as incurred.

The January 2002 sales force changes (referenced above) relating to the change in compensation structure and addition of U.S. field and home décor sales representatives are separate from the January 2001 sales reorganization. The January 2002 sales force changes did not generate any one-time charges.

The 2000 results included one-time charges of $2.2 million for termination of the Precious Moments acquisition and $2.8 million for executive severance, offset by a gain of $3.0 million on the termination of supplemental retirement plans.

Exclusive of one-time items, SD&A costs for 2001 were down $16.7 million, or 13%, from 2000. The decrease from 2000 reflects numerous cost reductions partially offset by higher domestic bad debt expense early in 2001. SD&A costs, excluding one-time items, were 42% of sales for 2001, compared to 40% for 2000. Enesco expects to report continued reductions in recurring operating expenses going forward.

Enesco initiated numerous cost savings programs in 2001 aimed at increasing margins, lowering operating costs, and increasing efficiencies including:

- Enesco reduced its U.S. workforce by 14% (120 positions) in May 2001 generating annual savings of approximately $8 million.
- In August 2001, a further domestic workforce reduction eliminated approximately 45 positions generating an additional estimated $3.5 million of annual savings.
- A U.K. manufacturing site was closed in September 2001 eliminating 45 positions which should generate annual savings of $700 thousand.
- Enesco is restructuring its Operations, Marketing and Creative departments to generate efficiencies in the supply chain and product development cycle as well as to improve customer service.
- Operating costs are being more closely scrutinized, unnecessary expenditures are being eliminated, and all incremental spending must be cost-justified prior to being incurred.

Amortization of goodwill decreased $700 thousand, or 27%, in 2001 versus 2000 due to the completion of an asset's amortization period at the end of 2000. Enesco historically had classified amortization expense as a non-operating item and has reclassified amortization expense as an operating expense. In 2002, amortization of goodwill will cease in accordance with FAS 142. All periods presented have been reclassified to conform with the current presentation.

Due to the factors described above, 2001 operating profit decreased $16.0 million compared to 2000. Operating profit in the United States was down $16.0 million, and international operating profit was flat compared to 2000.

2000 Compared to 1999

Net revenues decreased $67 million, or 17%, in 2000 due mainly to lower sales in the United States. Net sales in the United States decreased 19%, primarily in the traditional collectible, card and gift channel, continuing a trend in recent years. Domestic sales initiatives in 2000 were focused on expansion of accounts in other retail venues such as direct selling, catalogs, department stores, chain drug stores and the mass market. In most cases, the products sold in these alternate channels are designed specifically for those channels and are different from products offered to our traditional core channel.

Net international sales in 2000 decreased 12% compared to 1999 and represented approximately 24% of total 2000 sales compared to 23% in 1999. Local currency international sales were translated into United States dollars at lower exchange rates in 2000 versus 1999. If the 2000 local currency sales were translated into United States dollars at the 1999 exchange rates, international sales would have been greater by approximately $4.3 million, or 5%, in 2000.

The *Precious Moments* lines represented approximately 38% of 2000 sales compared to 37% in 1999. The *Cherished Teddies* lines represented 14% of 2000 sales compared to 22% in 1999. The number of members in the *Precious Moments* collector clubs was down approximately 4%, and the number of members in the *Cherished Teddies* collector clubs was down approximately 12% at December 31, 2000 versus December 31, 1999.

Total unfilled orders (backlog) as of year-end 2000 were down approximately $2 million, or 4%, compared to December 31, 1999. Net open orders are orders received and approved by Enesco, subject to cancellation for various reasons, including credit considerations, product availability and customer requests.

Gross profit decreased $27 million, or 16%, in 2000 following the sales decrease and due to the one-time non-cash charge of $2.9 million recorded in the second quarter of 2000. The second quarter 2000 $2.9 million inventory write-down related to *Precious Moments* product that was to be used as part of the consideration for the agreement to purchase certain assets of Precious Moments, Inc. The proposed acquisition was terminated, and the inventory was written down to reflect market conditions and to preserve collectibility of continuing product lines. Enesco's gross profit margin, expressed as a percentage of net sales, was 44% of sales in 2000 (before the second quarter charge of $2.9 million) compared to 45% in 1999 (before the 1999 fourth quarter inventory write-down of $9.6 million). The percentage decrease was due to lower margins in the United States due to product and channel sales mix. Additionally, Enesco incurred expenses in the fourth quarter of 2000 to meet Christmas shipping deadlines. International gross profit margins improved slightly compared to 1999 due to sales mix and lower fixed costs.

Selling, distribution, general and administrative expenses decreased $12.5 million, or 9%, in 2000 versus 1999 and represented 40% of sales in 2000 compared to 37% in 1999. The 2000 expenses were a higher percentage of sales principally due to the impact of lower sales on fixed costs. The 2000 reductions in expenses of $12.5 million were from lower variable expenses (approximately 10% of sales) due to the lower sales volumes, reductions from cost controls initiated in 1999 and 2000, and $1.1 million of actuarial gains relating to post-retirement benefits. Selling, distribution, general and administrative expenses for 2000 included one-time items of $2.2 million for costs related to the termination of the Precious Moments acquisition, $2.8 million for executive severance and a $3.0 million settlement gain resulting from the termination of supplemental retirement plans. Excluding the one-time items, the year-on-year decrease would have been $14.3 million, or 10%.

Due to the factors described above, 2000 operating profit decreased $15.0 million, or 70%, compared to 1999. Operating profit in the United States was down $14.5 million, or 94%, and international operating profit decreased $500 thousand, or 8%, compared to 1999.

Interest Expense, Interest Income and Other Expense, Net

Interest expense for 2001 was lower by $1.7 million, or 52%, from 2000 due to lower average borrowings and lower interest rates. Lower interest income in 2001 is due to a non-recurring $675 thousand second quarter 2000 gain related to an expired warranty term and lower interest rates. Other expense, net, for 2001 is higher due to a non-recurring $625 thousand gain on an expired warranty term recorded in the second quarter of 2000.

Interest expense in 2000 increased slightly from 1999 due to higher interest rates despite lower average borrowings. Interest income increased in 2000 from 1999 due to a non-recurring second quarter 2000 gain related to an expired warranty term. Other expense, net, in 2000 benefited from a $625 thousand gain on the expiration of a warranty term. Other expense, net, in 1999 benefited from a net gain on the sale of assets of $350 thousand.

Income Taxes

The 2001 tax provision includes a $9.4 million benefit, primarily related to prior year tax accruals which were no longer required due to completed tax audits and closed tax years for a number of taxing authorities worldwide. The 2001 effective tax rate (excluding the 2001 $9.4 million benefit) was 31.1% compared to 40.0% in 2000 (excluding a 2000 $12 million benefit). The difference from the effective rate for 2000 reflects the geographical mix of earnings and the impact of non-deductible goodwill amortization. The actual effective income tax rates are dependent upon numerous factors and actual results may vary.

The 2000 tax provision includes a $12 million benefit primarily related to prior year tax accruals which were no longer required due to completed tax audits and closed tax years for a number of taxing authorities worldwide. The 2000 effective tax rate (excluding the 2000 $12 million benefit) was 40.0% compared to 38.4% in 1999 (excluding a 1999 $15 million benefit), due to the geographical mix of earnings and the 1999 United States tax benefit on the sale of Enesco's Mexican assembly and packaging subsidiary.

Liquidity and Capital Resources

Enesco historically has satisfied its capital requirements with internally generated funds and short-term loans. Working capital requirements fluctuate during the year and are generally greatest early in the fourth quarter and lowest early in the first quarter.

Operating cash flows are a function of our earnings plus non-cash expenses such as depreciation and amortization and our ability to manage working capital. Operating cash flows in 2001 were $13.2 million versus $13.9 million in the prior year. The major sources of funds from changes in working capital include lower accounts receivable, lower inventories and increased accounts payable. The major uses of funds from operating activities in 2001 were deferred and current income taxes and lower post-retirement benefits. The lower accounts receivable is a function of lower sales and faster collections being offset partially by dating programs. To stimulate sales, Enesco began offering domestic dating programs to its retailers in the third quarter of 2001. The marginal impact of the dating programs is that as sales increase, accounts receivable increase and days sales outstanding also increase. Inventory decreased due to the fourth quarter inventory write-down of $8.7 million. Accounts payable increased due to the implementation of extended payment terms to Far East vendors in the second quarter of 2001. Accrued expenses decreased due to the timing of payments and the impact of lower sales volumes. Deferred income tax assets were created relating to the $8.7 million inventory write-down and the 2001 domestic net operating loss (NOL) being carried forward. Current income tax liabilities were reduced by the $9.4 million reversal of prior year accruals which were no longer required. The corporate headquarters closing reserve (Note 10) at December 31, 2001, totaled $1.2 million, a decrease of $2.2 million from year-end 2000, relating to payments made. Due to the duration and timing of severance provisions and related benefits, the reserve will not be fully utilized until the first quarter of 2004. The reserve is expected to be utilized as follows: $700 thousand in 2002, $400 thousand in 2003 and $100 thousand in 2004.

Enesco has filed and continues to file tax returns with a number of taxing authorities worldwide. While we believe such filings have been and are in compliance with applicable laws, regulations and interpretations, positions taken are subject to challenge by the taxing authorities often for an extended number of years after the filing dates. Enesco has established accruals for tax assessments. These accruals are included in current income taxes payable since it is uncertain as to when assessments may be made and paid. Based upon Enesco's current liquid asset position and credit facilities, Enesco believes it has adequate resources to fund any such assessments. To the extent accruals differ from actual assessments or when the open tax years are closed, the accruals will be adjusted through the provision for income taxes. In 2001, the adjustment was a tax benefit of $9.4 million. The majority of the open tax years become closed at the end of December for the particular open year.

The major use of cash in investing activities in 2001 was for capital expenditures. Capital expenditures for 2001 totaled $2.7 million.

The major use of cash in financing activities in 2001 was for the repayment of debt. Enesco did not declare any dividends in 2001. Future dividends and resumption of the stock repurchase program will depend on future financial results. Note 4 to the Financial Statements provides a detailed summary of Treasury Stock activity. Enesco has an authorized program to purchase shares of its common stock depending on market and business conditions, and may utilize funds for this purpose in the future. As of December 31, 2001, one million shares remained available for purchase under the program. No shares were purchased in 2000 or 2001.

Enesco makes provisions to record its future payment obligations relating to insurance premiums for post-retirement benefits and severance allowances. These obligations are not funded because there is no financial benefit to fund them.

Enesco has various non-qualified supplemental retirement plans. Benefits from these supplemental plans will be paid from Enesco's assets. Enesco has established grantor trusts to provide assets for some of these non-qualified plans. The assets are subject to the claims of creditors and, therefore, they are not considered plan assets and are excluded from pension computations.

In August 2000, Enesco entered into a $50 million revolving credit facility with Fleet National Bank ("Fleet") to replace an existing credit facility. The Fleet credit agreement contains financial and operating covenants including restrictions on indebtedness and liens, selling property, repurchasing our stock and paying dividends. In addition, Enesco is required to satisfy fixed charge coverage ratio and leverage ratio tests at the end of each quarter. As of December 31, 2001, Enesco was in compliance with or has obtained a waiver for all covenants in the revolving credit facility.

In March 2001, Enesco agreed to modify its credit agreement with Fleet, which included modification of the financial covenants. Enesco further agreed, in April 2001, to modify the Fleet credit agreement to reduce the commitment to $25 million and to grant Fleet a security interest in inventory and accounts receivable. Enesco further amended the credit agreement with Fleet in June 2001 and August 2001. The amended agreement included an increased revolving credit commitment to $35 million, increased credit capacity to $50 million including a letter of credit facility of $15 million, an extension of the facility termination date and mortgages on two parcels of domestic real estate.

In September 2001, Enesco's credit facility with Fleet was further amended to extend the termination date to May 2002 and certain financial covenants were also modified. The size of the credit facility remains at $50 million. However, the revolving credit commitment was increased to $40 million and the letter of credit facility was lowered to $10 million. These modifications are not expected to have a material effect on Enesco's liquidity or the ability to meet working capital requirements.

Enesco currently is pursuing various options to meet capital and operating needs after the Fleet agreement expires. Enesco believes it has access to a wide variety of financing arrangements based on our credit rating, historic operating cash flows and modest leverage. Enesco is not aware of any trends, events, demands, commitments or uncertainties which reasonably can be expected to have a material effect on liquidity and the ability to meet anticipated requirements for working capital and capital expenditures.

The principal sources of Enesco's liquidity are its available cash balances, cash from operations and available financing alternatives. At December 31, 2001, Enesco had formal and informal unused lines of credit of approximately $50 million.

The informal lines are bank lines that have no commitment fees. At December 31, 2001, all open borrowings were notes with a weighted-average interest rate of approximately 3.6%.

Fluctuations in the value of the U.S. dollar versus international currencies affect the U.S. dollar translation value of international currency denominated balance sheet items. The changes in the balance sheet dollar values due to international currency translation fluctuations are recorded as a component of shareholders' equity.

A summary of significant contractual obligations is as follows (in thousands):

		Payments Due by Period			
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Short term borrowings	$ 6,749	$ 6,749	$ –	$ –	$ –
Letters of credit	7,460	7,460	–	–	–
Operating leases	8,300	2,900	4,700	700	–
License guarantees	92,900	17,100	45,800	30,000	–
Total Contractual Cash Obligations	$ 115,409	$ 34,209	$50,500	$30,700	$ –

Critical Accounting Policies

In December 2001, the SEC requested that all registrants list their three to five most "critical accounting policies" in MD&A. The SEC indicated that a "critical accounting policy" is one which is both important to the portrayal of the company's financial condition and results and requires management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. We believe that our following accounting policies fit this definition:

Accounts receivable are reported net of reserves for uncollectible accounts as well as reserves for returns and allowances. Reserves for uncollectible accounts are determined using aging data and the related historical recovery of amounts in the various aging categories. Accounts in bankruptcy are fully reserved. Subsequent recoveries are adjusted through the provision for doubtful accounts. Reserves for returns and allowances are determined using specific claims data from customers as well as an estimate for incurred but not reported claims determined using historical claims data.

Inventories are valued at the lower of cost or market. Reserves are established to value excess and obsolete inventory at its net realizable value based on historical recoveries for discontinued merchandise. Discontinued merchandise is a result of market trends and the level of success for Enesco's product introductions. Also, inventory values are written down where Enesco's right to sell licensed merchandise has expired or will expire in the near future.

Enesco has established accruals for taxes payable and tax assessments. The accruals are included in current income taxes payable since it is uncertain as to when assessments may be made and paid. Enesco has filed and continues to file tax returns with a number of taxing authorities worldwide. While Enesco believes such filings have been and are in compliance with applicable laws, regulations and interpretations, positions taken are subject to challenge by the taxing authorities often for an extended number of years after the filing dates. To the extent accruals differ from assessments or when the open tax years are closed the accruals are adjusted through the provision for income taxes. The majority of open tax years become closed for assessments at the end of December for the particular open year.

The above listing is not intended to be a comprehensive list of all our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by generally accepted accounting principles, with no need for management's judgment in their application. There are also areas in which management's judgment in selecting any available alternative would not produce a materially different result. See our audited Consolidated Financial Statements and Notes thereto in this Annual Report which contain accounting policies and other disclosures required by generally accepted accounting principles.

Euro Currency

Effective January 1, 1999, 11 of the 15 countries that are members of the European Economic and Monetary Union introduced a single currency unit, the euro. Prior to full implementation for the new currency for the participating countries on January 1, 2002, there was a transition period during which parties could use either the existing currencies or the euro. During the transition period all exchanges between currencies of the participating countries were required to be first converted through the euro. Enesco did not experience any impact on its operations during the transition period or on full implementation of the euro on January 1, 2002.

Market Risk

Enesco operates globally with various manufacturing and distribution facilities and product sourcing locations around the world. As such, Enesco is exposed to foreign exchange risk since purchases and sales are made in foreign currencies. In addition, Enesco is subject to interest rate risk on outstanding borrowings. Enesco may reduce its exposure to fluctuations in interest rates and foreign exchange rates by creating offsetting positions through the use of derivative financial instruments. Enesco currently does not use derivative financial instruments for trading or speculative purposes. Enesco regularly monitors its foreign currency exposures and ensures that the hedge contract amounts do not exceed the amounts of the underlying exposures. To manage foreign currency risk, as of December 31, 2001, Enesco had entered into forward exchange agreements with a notional value of $17.0 million that will mature within 90 days. These contracts include sales of British pounds sterling and the purchase of U.S. dollars at an average exchange rate of 1.44, and a sale of U.S. dollars and the purchase of British pounds sterling at an average exchange rate of 1.45. The fair value of these contracts is not significant. As of December 31, 2001, Enesco had $6.7 million outstanding of interest bearing debt with interest rates ranging from 3.25% to 4.75% and maturities within 31 days. The fair value approximates the carrying value of these debt instruments. Enesco currently has not hedged the interest rate risk on any of its outstanding borrowings.

Accounting Changes

Adoption of SAB 101 "Revenue Recognition" in the fourth quarter of 2000 did not affect Enesco's accounting and reporting policies.

In accordance with EITF 00-10 "Accounting for Shipping and Handling Fees and Costs" (which also was adopted in the fourth quarter of 2000), Enesco classifies shipping and handling costs billed to customers as revenue, and the related costs are classified as cost of sales. Revenue and cost of sales for 1999 were restated to include $7.8 million of shipping and handling costs billed to customers.

FAS 133, "Accounting for Derivative Instruments and Hedging Activities," establishes the accounting and reporting standards for derivatives. Adopted on January 1, 2001, FAS 133 did not have a material impact on Enesco's consolidated financial position or results of operations.

Adoption of EITF 00-22 "Accounting for Points and Certain Other Time-Based or Volume-Based Sales Incentive Offers, and Offers for Free Products or Services to be Delivered in the Future" in the first quarter of 2001 did not affect Enesco's accounting and reporting policies.

Financial Accounting Standards (FAS) 141 "Business Combinations," FAS 142 "Goodwill and Intangible Assets" and FAS 143 "Accounting for Asset Retirement Obligations" were finalized on June 30, 2001. FAS 144 "Accounting for the Impairment of or Disposal of Long-Lived Assets" was issued in August of 2001. FAS 141 is not expected to have any impact on the historical financial statements of Enesco. Under FAS 142, goodwill and intangible assets that have indefinite useful lives will not be amortized, but rather will be tested at least annually for impairment. Intangible assets that have finite useful lives will continue to be amortized over their useful lives. As required, Enesco will adopt FAS 142 as of January 1, 2002, and will cease amortization of goodwill. The annual impact of ceasing amortization of goodwill is $1.95 million. Enesco has not yet determined if the net book value of its existing goodwill of $33.4 million will be impaired. FAS 143 and 144 are not expected to have a material impact on the financial statements of Enesco when adopted.

EITF 00-14 "Accounting for Certain Sales Incentives" and EITF 00-25 "Vendor Income Statement Characterization of Consideration from a Vendor to Retailer" became effective as of January 1, 2002. Enesco has determined that EITF 00-14 will not materially impact its results of operations and financial condition. The impact of EITF 00-25, while not expected to have a material impact, currently is under review.

Statement Regarding Forward-Looking Statements

This Annual Report, including all information incorporated by reference into this Annual Report, contains certain forward-looking statements within the meaning of the Federal securities laws. These forward-looking statements may include the words "believe," "expect," "plans" or similar words and are based in part on Enesco's reasonable expectations and are subject to a number of factors and risks, many of which are beyond Enesco's control. Enesco's future results may differ materially from its current results, and actual results could differ materially from those projected in the forward-looking statements contained in and incorporated by reference into this Annual Report as a result of certain factors including, but not limited to, those set forth below. Readers should also carefully review any risk factors described in other documents that we file from time to time with the Securities and Exchange Commission.

- Our ability to manufacture, increase capacity, source and ship new and continuing product in a timely manner, and consumers' acceptance of those products at prices that will be sufficient to profitably recover development, manufacturing, marketing, royalty and other costs of the products;
- Economic conditions including retail sales, higher fuel prices, currency fluctuations, government regulation and other actions in the various markets in which we operate throughout the world;
- The inventory policies of retailers, together with the increased reliance by retailers on quick response inventory management techniques, which increase the risk of underproduction of popular items, overproduction of less popular items and failure to achieve tight and compressed shipping schedules;
- The impact of competition on revenues, margins and other aspects of Enesco's business, including the ability to secure, maintain and renew popular licenses and the ability to attract and retain talented employees.

In light of these uncertainties and risks, there can be no assurance that the forward-looking statements in this Annual Report will occur or continue in the future. Except for required periodic filings under the Securities Exchange Act of 1934, Enesco undertakes no obligations to release publicly any revisions to these forward looking statements that may reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

CONSOLIDATED BALANCE SHEETS

ENESCO GROUP, INC.

December 31, 2001 and 2000

ASSETS

(In thousands)	2001	2000
Current Assets:		
Cash and certificates of deposit (including interest-bearing demand deposits)	$ 7,932	$ 4,006
Accounts receivable, net	58,582	72,923
Inventories	56,437	60,491
Prepaid expenses	2,622	3,640
Current tax assets	13,052	12,095
Total current assets	138,625	153,155
Property, Plant and Equipment, at Cost:		
Land and improvements	3,710	3,960
Buildings and improvements	34,739	36,624
Machinery and equipment	6,603	12,487
Office furniture and equipment	22,689	31,919
Transportation equipment	458	515
	68,199	85,505
Less – accumulated depreciation and amortization	(41,617)	(56,256)
Property, plant and equipment, net	26,582	29,249
Other Assets:		
Goodwill and other intangibles, net	33,423	35,564
Other	1,141	947
Deferred income taxes	19,780	12,564
Total other assets	54,344	49,075
	$ 219,551	$ 231,479

The accompanying notes are an integral part of these financial statements.

LIABILITIES AND SHAREHOLDERS' EQUITY

(In thousands)	2001	2000
Current Liabilities:		
Notes and loans payable	**$ 6,749**	$ 14,000
Accounts payable	**28,345**	17,867
Federal, state and foreign income taxes	**28,713**	35,154
Accrued expenses –		
Payroll and commissions	**3,183**	3,698
Royalties	**5,782**	7,747
Post-retirement benefits	**3,246**	4,407
Other	**8,218**	11,351
Total current liabilities	**84,236**	94,224
Long-Term Liabilities:		
Post-retirement benefits	**3,718**	6,065
Deferred income taxes	**5,220**	5,497
Total long-term liabilities	**8,938**	11,562
Commitments and Contingencies (Note 9)		
Shareholders' Equity:		
Common stock, par value $.125		
Authorized 80,000 shares		
Issued 25,228 shares	**3,154**	3,154
Capital in excess of par value	**47,847**	48,711
Retained earnings	**338,726**	337,615
Accumulated other comprehensive income	**(5,722)**	(4,388)
	384,005	385,092
Less – Shares held in treasury, at cost		
Common stock, 11,459 shares in 2001 and 11,616 shares in 2000	**(257,628)**	(259,399)
Total shareholders' equity	**126,377**	125,693
	$ 219,551	$ 231,479

CONSOLIDATED STATEMENTS OF INCOME

ENESCO GROUP, INC.

For the Years Ended December 31, 2001, 2000 and 1999

(In thousands, except per share amounts)	2001	2000	1999
Net revenues	$ 268,979	$ 324,961	$ 391,844
Cost of sales	160,974	184,957	224,806
Gross profit	108,005	140,004	167,038
Selling, distribution, general and administrative expenses	115,603	130,917	143,387
Amortization of goodwill and other intangibles	1,950	2,658	2,224
Operating profit (loss)	(9,548)	6,429	21,427
Interest expense	(1,523)	(3,196)	(2,994)
Interest income	371	1,161	579
Other income (expense), net	(1,342)	759	273
Income (loss) before income taxes	(12,042)	5,153	19,285
Income taxes (benefit)	(13,153)	(9,939)	(7,591)
Net income	$ 1,111	$ 15,092	$ 26,876
Earnings Per Common Share:			
Basic:	$ 0.08	$ 1.11	$ 1.88
Diluted:	$ 0.08	$ 1.11	$ 1.87

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

ENESCO GROUP, INC.

For the Years Ended December 31, 2001, 2000 and 1999

(In thousands, except per share amounts)	**2001**	2000	1999
Balance, beginning of year	**$ 337,615**	$ 326,305	$ 315,335
Net income	**1,111**	15,092	26,876
Cash dividends, $.28 per share in 2000, $1.12 per share in 1999	**–**	(3,782)	(15,906)
Balance, end of year	**$ 338,726**	$ 337,615	$ 326,305

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

ENESCO GROUP, INC.

For the Years Ended December 31, 2001, 2000 and 1999

(In thousands)	**2001**	2000	1999
Net income	**$ 1,111**	$ 15,092	$ 26,876
Other comprehensive income:			
Cumulative translation adjustments (no tax effects)	**(1,334)**	(1,545)	(585)
Total other comprehensive income (loss)	**(1,334)**	(1,545)	(585)
Comprehensive income (loss)	**$ (223)**	$ 13,547	$ 26,291

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

ENESCO GROUP, INC.

For the Years Ended December 31, 2001, 2000 and 1999

(In thousands)	2001	2000	1999
Operating Activities:			
Net income	$ 1,111	$ 15,092	$ 26,876
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization of property, plant and equipment	5,071	5,948	5,285
Amortization of goodwill and other intangibles	1,950	2,658	2,224
Deferred income taxes	(8,450)	(1,052)	3,392
(Gains) losses on sale of capital assets	96	24	(526)
Changes in assets and liabilities:			
Accounts receivable	13,707	7,182	4,321
Inventories	3,479	902	18,940
Prepaid expenses	985	32	863
Other assets	(194)	5,746	1,847
Accounts payable and accrued expenses	4,174	(11,127)	(8,401)
Settlement of supplemental retirement plan	–	(928)	–
Federal, state and foreign income taxes	(6,399)	(8,042)	(14,296)
Long-term post-retirement benefits	(2,347)	(2,538)	(3,221)
Net cash provided by operating activities	13,183	13,897	37,304
Investing Activities:			
Purchase of property, plant and equipment	(2,729)	(4,794)	(5,058)
Proceeds from sales of property, plant and equipment	37	48	2,713
Net cash used by investing activities	(2,692)	(4,746)	(2,345)
Financing Activities:			
Cash dividends	–	(3,782)	(15,906)
Exchanges and purchases of common stock	–	–	(47,198)
Net issuance (repayment) of notes and loans payable	(7,134)	(13,925)	20,607
Exercise of stock options	18	–	–
Other common stock issuance	889	1,496	664
Net cash used by financing activities	(6,227)	(16,211)	(41,833)
Effect of exchange rate changes on cash and cash equivalents	(338)	247	(212)
Increase (decrease) in cash and cash equivalents	3,926	(6,813)	(7,086)
Cash and cash equivalents, beginning of year	4,006	10,819	17,905
Cash and cash equivalents, end of year	$ 7,932	$ 4,006	$ 10,819

The accompanying notes are an integral part of these financial statements.

1. ACCOUNTING POLICIES:

The accompanying Consolidated Financial Statements include the accounts of Enesco Group, Inc. and subsidiaries ("Enesco"). All significant intercompany transactions have been eliminated in the Consolidated Financial Statements. The preparation of financial statements in conformity with generally accepted accounting principles requires the use of management estimates. Actual results could differ from those estimates. Certain reclassifications have been made in the 2000 and 1999 financial statements to conform to the 2001 presentation, including reflection of freight costs billed to customers as revenue and amortization of goodwill as an operating expense. Enesco's operations, which operate in a single industry segment, design, manufacture (primarily through third parties located in the Pacific Rim) and market a wide variety of licensed and proprietary branded gifts and collectibles to retailers primarily throughout the United States, Canada and Europe.

Assets and liabilities of Enesco's foreign subsidiaries are translated at the exchange rate on the balance sheet date, while statement of income items are translated at average exchange rates for the year. Translation gains and losses are reported as a component of accumulated other comprehensive income in shareholders' equity. Transaction gains and losses are reported in the consolidated statements of income.

The carrying amount of cash and certificates of deposit and notes and loans payable approximate fair value. Enesco considers all highly liquid securities, including certificates of deposit with maturities of three months or less when purchased, to be cash equivalents.

Advertising costs are expensed in the year incurred. Advertising expense was $2,645,000 in 2001, $3,245,000 in 2000 and $3,525,000 in 1999.

Enesco recognizes revenue when title passes to its customers which generally occurs when merchandise is turned over to the shipper. A provision for anticipated merchandise returns and allowances is recorded based upon historical experience. Amounts billed to customers for shipping and handling are included in revenue. License and royalty fees received by Enesco are recognized as revenue when earned.

Accounts receivable are reported net of reserves for uncollectible accounts as well as reserves for returns and allowances totaling $4,608,000 and $7,292,000 at December 31, 2001 and 2000, respectively.

Inventories are valued at the lower of cost or market. Cost components include labor, manufacturing overhead and amounts paid to suppliers of materials and products as well as freight and duty costs to import the products. Enesco values all inventories utilizing the first-in, first-out method. Enesco records inventory at the date of taking title, which at certain times during the year results in significant in-transit quantities, as inventory is sourced primarily from China, Taiwan and other Pacific Rim countries.

The major classes of inventories were as follows (in thousands):

	2001	2000
Raw materials	$ **504**	$ 574
Work in process	**68**	87
Finished goods in transit	**6,906**	9,483
Finished goods	**48,959**	50,347
	$ **56,437**	$ 60,491

Concentration of risk for Enesco exists in revenue from major product lines, foreign sources of inventory, market and geographic areas and trade receivables. The majority of product sales are under licensed rights from third parties. The two largest licensed lines represented approximately 52% of total sales for 2001, 52% of total sales for 2000 and 59% of total sales for 1999. Extended credit terms are offered to customers. Enesco continually monitors and manages the risks associated with all these activities.

Depreciation is provided over the estimated useful lives of the assets utilizing straight-line and declining balance methods. During 2001, Enesco wrote off numerous fully depreciated assets that were taken out of service. The methods of depreciation for financial statement and income tax purposes differ in some circumstances, resulting in deferred income taxes.

The estimated useful lives of the various classes of assets are:

	Range in Years
Land improvements	10-15
Buildings and improvements	15-40
Machinery and equipment	5-12
Office furniture and equipment	5-10
Transportation equipment	3-8

Intangible assets, primarily goodwill, result from the allocation of the excess cost of acquisitions over the value of net tangible assets acquired. Intangible assets are amortized using the straight-line method principally over 20 to 40 years. Enesco historically had classified amortization expense as a non-operating item but is now classifying amortization expense as an operating expense. However, amortization of goodwill will cease after 2001 per FAS 142. All periods presented have been reclassified to conform with the current presentation. Enesco periodically evaluates whether events or circumstances have occurred indicating that the net book value of goodwill has been impaired. When factors indicate that goodwill should be evaluated for possible impairment, Enesco uses an estimate of the acquired business' undiscounted future net cash flows compared to the carrying value of goodwill to determine if a write-down is necessary. Intangible assets were net of accumulated amortization of $36,317,000 and $34,445,000 at December 31, 2001 and 2000, respectively.

Enesco has established accruals for taxes payable and tax assessments. The accruals are included in current income taxes payable since it is uncertain as to when assessments may be made and paid. Enesco has filed and continues to file tax returns with a number of taxing authorities worldwide. While Enesco believes such filings have been and are in compliance with applicable laws, regulations and interpretations, positions taken are subject to challenge by the taxing authorities often for an extended number of years after the filing dates. To the extent accruals differ from assessments or when the open tax years are closed the accruals are adjusted through the provision for income taxes. The majority of open tax years become closed for assessments at the end of December for the particular open year.

Basic earnings per common share are based on the average number of common shares outstanding during the year. Diluted earnings per common share assumes, in addition to the above, the dilutive effect of common share equivalents during the year. Common share equivalents represent dilutive stock options and warrants using the treasury stock method. The number of shares used in the earnings per common share computation for 2001, 2000 and 1999 were as follows (in thousands):

	2001	2000	1999
Basic			
Average common shares outstanding	13,708	13,562	14,329
Diluted			
Stock options and warrants	128	74	42
Average shares diluted	13,836	13,636	14,371

Additional options to purchase 1.9 million, 2.5 million and 3.3 million shares were outstanding during 2001, 2000 and 1999, respectively, but were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market price of the common shares.

2. NOTES AND LOANS PAYABLE:

Notes and loans payable and weighted-average interest rates at December 31, 2001 and 2000, were as follows (in thousands):

	2001		2000	
	Balance	Interest Rate	Balance	Interest Rate
Notes under uncommitted bank lines	$ –	–	$ 10,000	7.9%
Notes under committed bank lines	6,749	3.6%	4,000	6.8%
Total	$ 6,749	3.6%	$ 14,000	7.6%

Total interest paid was $1,675,000 in 2001, $3.3 million in 2000 and $3.2 million in 1999.

In August 2000, Enesco entered into a $50 million revolving credit facility to replace an expiring revolving credit facility. The credit agreement contains financial and operating covenants including restrictions on incurring indebtedness and liens, selling property, repurchasing Enesco's shares and paying dividends. In addition, Enesco is required to satisfy fixed charge coverage ratio and leverage ratio tests at the end of each quarter. The credit agreement, as amended, grants a security interest in Enesco's domestic accounts receivable, inventory and real estate. The credit agreement is scheduled to expire in May 2002. As of December 31, 2001, Enesco was in compliance with all covenants under the revolving credit agreement or a waiver has been obtained. At December 31, 2001, Enesco had formal and informal unused lines of credit of approximately $50 million. The informal lines are bank lines that have no commitment fees.

3. EMPLOYEE BENEFIT PLANS:

Long-term post-retirement benefits at December 31, 2001 and 2000, were as follows (in thousands):

	2001	2000
Post-retirement benefits	$ 1,648	$ 2,308
Corporate headquarters closing	493	1,400
Supplemental 401(k)	882	690
Deferred compensation/severance	695	1,667
Balance sheet total	$ 3,718	$ 6,065

Enesco has established grantor trusts to fund its non-qualified supplemental retirement plans. The trusts are irrevocable and assets contributed are subject to the claims of creditors and, therefore, are not considered plan assets reportable as a funding component under paragraph 19 of FAS 87. The assets held in these trusts at December 31, 2001 and 2000, are accounted for at the lower of cost or market and amounted to $800 thousand and $700 thousand, respectively. These assets are included in other assets in the accompanying consolidated balance sheets. During 2000, Enesco made lump-sum payments of $17 million and recognized a $3 million settlement gain on the termination of various non-qualified supplemental retirement plans from a grantor trust.

The following table summarizes the components of net periodic benefit costs (in thousands):

	2001	2000	1999
Components of Net Periodic Benefit Cost:			
Service cost	$ –	$ –	$ 370
Interest cost	–	410	1,000
	–	410	1,370
Additional FAS 88 (gain) recognized due to settlement/actuarial (gain)	–	(3,046)	(639)
Net periodic benefit cost (income)	$ –	$ (2,636)	$ 731

Enesco had sponsored a defined benefit post-retirement health care and life insurance plan. Employees became eligible for the benefits under this plan when they reached allowable retirement age while working for Enesco. Those benefits are provided principally through insurance companies whose premiums are based on the anticipated benefits to be paid. The total costs for such retired employee benefits principally were accrued during their employment. All of the benefits for these plans are vested, and all the participants are former employees. The $393 thousand service cost in 2000 is attributed to the former Chief Executive Officer's severance. The benefits to participants are either fixed dollar amounts per year or a percentage of insurance premiums paid per year.

The following table sets forth the funded status of the plan included in Enesco's consolidated balance sheets at December 31, 2001 and 2000 (in thousands):

	2001	2000
Change in Benefit Obligation:		
Benefit obligation at beginning of year	**$ 2,308**	$ 3,255
Service cost	–	393
Interest cost	**82**	115
Actuarial (gain)	**(646)**	(1,094)
Benefits paid	**(96)**	(361)
Benefit obligation at end of year	**$ 1,648**	$ 2,308
Funded Status:		
(Accrued) benefit cost	**$ (1,648)**	$ (2,308)

Net periodic post-retirement benefit expense includes the following components (in thousands):

	2001	2000	1999
Service cost	**$ –**	$ 393	$ –
Interest cost	**82**	115	115
Recognized actuarial (gain) loss	**(646)**	(1,094)	207
Net period benefit cost (income)	**$ (564)**	$ (586)	$ 322

After the year 2001, a 15% annual rate of increase in per capita cost of covered health care benefits was assumed. Participants with fixed dollar benefits are included at actual cost. Increasing the assumed health care expense trend rates by one percentage point in each year would increase the accumulated post-retirement benefit obligation as of December 31, 2001, by $61 thousand and the interest cost components of the net post-retirement benefit expense for the year then ended by $13 thousand. The weighted-average discount rate used in determining the accumulated post-retirement benefit was 5%.

In addition, certain subsidiaries have established funded profit sharing and defined contribution retirement plans. Total consolidated pension, profit sharing and retirement plan expense amounted to $2.3 million in 2001, $2.1 million in 2000 and $1.7 million in 1999.

4. SHAREHOLDERS' EQUITY:

Pursuant to action by Enesco's Board of Directors (the "Board") on July 22, 1998, effective with the expiration on September 19, 1998, of the stock purchase rights then existing under Enesco's Stockholder Rights Plan, one new right for each outstanding share of Enesco's common stock was issued (a "New Right") under a Renewed Rights Agreement. Each New Right initially represents the right to purchase one share of common stock for $125. The New Rights only will become exercisable, or separately transferable, promptly after Enesco announces that a person has acquired or tendered for 15% or more, or promptly after a tender offer commences that could result in ownership of 15% or more, of the common stock then outstanding.

If the New Rights become exercisable after any person acquired or tenders for 15% or more of the common stock then outstanding (except through an offer for all common stock that has been approved by the Board), each New Right not owned by that person or related parties will enable its holder to purchase, at the New Right's exercise price, common stock (or other securities or assets, or a combination thereof) having double the value of the exercise price. In the event of certain merger or asset sale transactions with another party, similar terms would apply to the purchase of that party's common stock.

The New Rights, which have no voting power, expire on July 22, 2008, subject to extension. Upon approval by the Board, the New Rights may be redeemed for $.01 each under certain conditions.

In 1996, the shareholders approved a Stock Option Plan previously adopted by the Board which provides for both incentive and non-qualified stock options. Options for up to 1.5 million shares of common stock may be granted under the 1996 Plan. The 1996 Plan, as amended by the Board in 1998, provides that non-qualified options for 1,500 shares of common stock be granted annually to each non-employee Director then serving. Enesco also has 1991 and 1984 Stock Option Plans, which provide for both incentive and non-qualified stock options, under which options for up to two million and three million shares of common stock, respectively, may be granted. No further options may be granted under the 1984 and 1991 Plans. All three Plans provide for the granting to selected key employees, and non-employee Directors in the case of the 1996 and 1991 Plans, of options to acquire shares of common stock at a price not less than their fair market value at the time of grant.

Other option terms are determined at the time of grant, but normally under the 1984 and 1991 Plans, options have been exercisable only after a one-year waiting period with vesting in four equal annual installments, and expire 10 years from the date of grant. Under the 1996 Plan, options become exercisable only after a six-month waiting period and upon Enesco's achievement of certain stock value performance criteria at any time during the first eight years after the date of the grant. On the eighth anniversary of the grant, all outstanding options granted under the 1996 Plan will become exercisable. Options granted under the 1996 Plan will expire 10 years from the date of grant.

In 1998, the Board approved a special 1998 Chairman Stock Option Plan which provided for a one-time grant of 14,000 non-qualified stock options to Enesco's Chairman of the Board. The options become exercisable six months from date of grant and expire 10 years from the date of grant. In 1993 and 1997, the Board approved a Special Interim Chief Executive Officer Stock Option Plan and a 1997 President and Chief Executive Officer Stock Option Plan, respectively, which provided for special grants of non-qualified stock options to Enesco's then Chief Executive Officer. The 1993 options vested fully in increments of 10,000 shares during each of the three months in which he served in that capacity. The 1997 grant of 100,000 options vested fully in increments of 12,500 shares each month from November 1997 through June 1998. Both the 1993 and 1997 options become exercisable six months from the date of grant and expire 10 years from the date of grant.

At December 31, 2001, Enesco had six stock-based compensation (fixed option) plans, which are described above. Enesco applies the intrinsic value-based method allowed under APB Opinion No. 25 and related Interpretations in accounting for its fixed stock option plans. Accordingly, no compensation cost has been recognized for its fixed stock option plans. Had compensation cost for option grants since 1994, under Enesco's six stock-based compensation plans, been determined applying the fair value based method provided for in FAS 123, Enesco's net income and earnings per common share for 2001, 2000 and 1999 would have been reduced to the pro forma amounts indicated below (in thousands, except per share amounts):

		2001	2000	1999
Net income	As reported	$ 1,111	$ 15,092	$ 26,876
	Pro forma	103	14,274	25,983
Earnings per common share diluted	As reported	$ 0.08	$ 1.11	$ 1.87
	Pro forma	0.01	1.05	1.81

The options granted in 2001, 2000 and 1999 were under the 1996 Plan and the 1991 Plan. The fair value of each option grant in 2001, 2000 and 1999 was estimated at the time of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

	2001	2000	1999
Dividend yield yearly	0.0%	7.6%	4.5%
Expected volatility	85.0%	65.0%	45.0%
Risk-free interest rate	4.4%	6.4%	5.0%
Expected life (years)	6.0	5.0	8.0
Weighted-average grant-date fair value of options granted during the year, per share	$ 4.13	$ 1.73	$ 5.66

Stock option status and activity under Enesco's six stock-based compensation (fixed option) plans is summarized as follows:

Fixed Options	Shares (000s)	Weighted-Average Exercise Price
Outstanding at December 31, 1998	3,013	$ 30.18
Granted	590	16.78
Forfeited	(285)	27.01
Outstanding at December 31, 1999	3,318	28.07
Granted	636	4.87
Forfeited	(1,152)	27.70
Outstanding at December 31, 2000	2,802	22.95
Granted	826	5.58
Exercised	(4)	4.81
Forfeited	(778)	17.58
Outstanding at December 31, 2001	2,846	$ 19.41

Fixed Options	2001 Shares (000s)	2000 Shares (000s)	1999 Shares (000s)
Options exercisable at year end	1,301	1,535	2,278

A summary of information regarding fixed stock options outstanding at December 31, 2001, is as follows:

Range of Exercise Prices	Number Outstanding at 12/31/01 (000s)	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable at 12/31/01 (000s)	Weighted-Average Exercise Price
$ 4 to $ 15	1,004	9	$ 5.49	161	$ 4.83
$ 15 to $ 26	470	7	$ 17.08	230	$ 17.07
$ 26 to $ 36	1,372	4	$ 30.39	909	$ 31.00
$ 4 to $ 36	2,846	6	$ 19.41	1,301	$ 25.29

An analysis of treasury stock transactions for the years ended December 31, 2001, 2000 and 1999, is as follows (in thousands):

	Common Stock	
	Shares	Cost
Balance at December 31, 1998	9,377	$ 214,156
Purchases	2,413	47,198
Issue of PAYSOP shares	(7)	(77)
Investment Savings Plan – 401(k) issues	(25)	(277)
Non-Employee Director Stock Plan issues	(5)	(62)
Balance at December 31, 1999	11,753	260,938
Issue of PAYSOP shares	(16)	(179)
Investment Savings Plan – 401(k) issues	(69)	(780)
Non-Employee Director Stock Plan issues	(52)	(580)
Balance at December 31, 2000	11,616	259,399
Exercise of Stock Options	**(4)**	**(42)**
Issue of PAYSOP shares	**(17)**	**(190)**
Investment Savings Plan – 401(k) issues	**(85)**	**(957)**
Non-Employee Director Stock Plan issues	**(51)**	**(582)**
Balance at December 31, 2001	**11,459**	**$ 257,628**

In 1985, Enesco approved a Payroll-Based Stock Ownership Plan ("PAYSOP") which provides common stock to eligible employees and allows Enesco a Federal income tax deduction equal to the market value of the issued stock. The PAYSOP Plan was merged into the retirement plan on January 1, 2000.

In 1987, Enesco introduced an Investment Savings Plan in accordance with Section 401(k) of the Internal Revenue Code. One of the features of this retirement savings plan provides common stock to eligible employees and allows Enesco a Federal income tax deduction equal to the market value of the issued stock. Compensation expense for common stock issued was $481 thousand for 2001 and $412 thousand for 2000.

The Non-Employee Director Stock Plan allows for an annual retainer of 950 shares of common stock and an additional amount of common stock worth $15 thousand per annum valued as of the day following the annual meeting for each non-employee Director who is not the Chairman of the Board. Compensation expense for common stock issued to non-employee Directors was $297 thousand for 2001 and $102 thousand for 2000.

An analysis of the changes in capital in excess of par value for the years ended December 31, 2001 and 2000, is as follows (in thousands):

	Increase/ (Decrease)	
	2001	2000
PAYSOP	**$ (80)**	$ (67)
401(k) plan	**(476)**	(352)
Non-employee Director	**(285)**	(153)
Exercise of stock options	**(23)**	–
Stock warrants	–	529
Total	**$ (864)**	$ (43)

Other comprehensive income consists only of cumulative foreign currency translation adjustments.

On June 28, 2000, Enesco entered into a licensing agreement with Time Warner Entertainment Company, LP. Pursuant to this agreement, Enesco issued Time Warner a warrant to purchase 200,000 shares of Enesco's common stock at an exercise price of $4.375 per share. This warrant expires June 27, 2005 subject to certain extensions. The warrant's fair value of $529 thousand, which was included in capital in excess of par value, was determined using the Black-Scholes pricing model, assuming an expected life of five years, a dividend yield of 0%, a risk-free interest rate of 6.789% and a volatility factor of 64%. The fair value of the warrant is being amortized as a component of royalty expense in cost of sales over the term of the licensing agreement.

5. GEOGRAPHIC OPERATING SEGMENTS (in thousands):

Enesco operates in one industry segment, giftware and collectible sales at wholesale, predominately in two major geographic areas (United States and International).

Geographic Areas	2001	2000	1999
Net Sales			
United States	**$ 193,026**	$ 247,969	$ 304,675
United States inter-company	**(1,984)**	(2,014)	(2,539)
International	**78,634**	80,028	93,122
International inter-company	**(697)**	(1,022)	(3,414)
Total consolidated	**$ 268,979**	$ 324,961	$ 391,844
Operating Profit (Loss)			
United States	**$ (15,028)**	$ 921	$ 15,422
International	**5,480**	5,508	6,005
Total consolidated	**$ (9,548)**	$ 6,429	$ 21,427
Long-lived Assets			
United States			
Property, Plant & Equipment, net	**$ 21,512**	$ 23,238	$ 23,692
Other Assets	**40,666**	34,232	59,566
Total United States	**62,178**	57,470	83,258
International			
Property, Plant & Equipment, net	**5,070**	6,011	7,301
Other Assets	**13,678**	14,843	15,676
Total International	**18,748**	20,854	22,977
Total consolidated	**$ 80,926**	$ 78,324	$ 106,235
Capital Expenditures			
United States	**$ 1,880**	$ 3,723	$ 2,437
International	**849**	1,071	2,621
Total consolidated	**$ 2,729**	$ 4,794	$ 5,058
Depreciation and Amortization			
United States	**$ 4,707**	$ 6,065	$ 5,545
International	**2,314**	2,541	1,964
Total consolidated	**$ 7,021**	$ 8,606	$ 7,509

Total sales for the United Kingdom for 2001, 2000 and 1999 were $45.3 million, $44.9 million and $45.7 million, respectively. Total long-lived assets of the United Kingdom at December 31, 2001, 2000 and 1999 were $14.5 million, $15.9 million and $17.4 million, respectively.

Transfers between geographic areas are made at the market value of the merchandise transferred. No single customer accounted for 10% or more of consolidated net sales. Export sales to foreign unaffiliated customers represent less than 10% of consolidated net sales.

6. INCOME TAXES:

The domestic and foreign components of the current and deferred income tax assets and liabilities consist of the following (in thousands):

Current Tax Assets	2001	2000
Federal—		
Inventory reserve	**$ 4,054**	$ 1,803
Bad debt reserve	**654**	937
NOL carryforward	**1,402**	2,300
Returns and allowances reserve	**442**	914
Other items, net	**3,036**	4,302
State—		
Inventory reserve	**1,013**	448
Bad debt reserve	**164**	233
NOL carryforward	**350**	300
Returns and allowances reserve	**110**	227
Other items, net	**739**	496
Foreign—		
Other items, net	**1,088**	135
Total Current Tax Assets	**$ 13,052**	$ 12,095
Deferred Tax Assets		
Federal—		
NOL carryforward	**$ 13,849**	$ 8,748
Post-retirement benefits	**1,190**	1,972
State—		
NOL carryforward	**3,462**	1,200
Post-retirement benefits	**298**	431
Foreign—		
Other items, net	**981**	213
Total Deferred Tax Assets	**$ 19,780**	$ 12,564
Deferred Tax Liabilities		
Federal—		
Acquisition step-up amortization adjustment	**$ 3,558**	$ 3,780
Accelerated depreciation	**598**	623
State—		
Acquisition step-up amortization adjustment	**890**	939
Accelerated depreciation	**149**	155
Foreign—		
Other items, net	**25**	–
Total Deferred Tax Liabilities	**$ 5,220**	$ 5,497

The United States net current and long-term deferred tax assets are expected to become realizable in future years with future United States taxable income exclusive of reversing temporary differences, consistent with Enesco's history. The United States NOL carryforwards expire in 2020 and 2021.

The domestic and foreign components of income (loss) before income taxes are as follows (in thousands):

	2001	2000	1999
Domestic	**$ (27,669)**	$ (7,817)	$ 6,751
Foreign	**15,627**	12,970	12,534
	$ (12,042)	$ 5,153	$ 19,285

The provision for (benefit from) income taxes consists of the following (in thousands):

	2001	2000	1999
Currently Payable:			
United States Federal	**$ (9,881)**	$ (12,528)	$ (12,000)
United States State	**1,210**	(461)	(446)
Foreign	**(326)**	1,998	2,263
	(8,997)	(10,991)	(10,183)
Deferred:			
United States Federal	**(4,110)**	1,834	2,027
United States State	**(1,027)**	(590)	797
Foreign	**981**	(192)	(232)
	(4,156)	1,052	2,592
	$ (13,153)	$ (9,939)	$ (7,591)

A reconciliation of the total effective income tax rate to the statutory Federal income tax rate is as follows:

	2001	2000	1999
Statutory income tax rate	**35.0%**	35.0%	35.0%
State taxes, net of federal income tax effect	**(2.8)**	(13.3)	1.2
Impact of foreign tax rates and credits	**(5.8)**	1.1	(0.3)
Impact of nondeductible expenses	**4.7**	17.2	2.5
Subtotal effective income tax rate	**31.1%**	40.0%	38.4%
Prior year tax benefit	**78.1**	(232.9)	(77.8)
Total effective income tax rate	**109.2%**	(192.9)%	(39.4)%

The 2001 benefit of $9,402,000, the 2000 benefit of $12 million and the 1999 benefit of $15 million relate primarily to prior year accruals which were no longer required due to completed tax audits and closed tax years for a number of taxing authorities worldwide.

Enesco made income tax payments of $2.1 million in 2001, $2 million in 2000 and $3.2 million in 1999.

7. OTHER INCOME (EXPENSE), NET:

Other income (expense), net consists of the following (in thousands):

	2001	2000	1999
Foreign currency (loss)	$ (12)	$ (69)	$ (35)
Gain (loss) on sale of fixed assets	(96)	(24)	526
Bank charges and other	(1,234)	852	(218)
	$ (1,342)	$ 759	$ 273

8. FINANCIAL INSTRUMENTS:

Enesco operates globally with various manufacturing and distribution facilities and product sourcing locations around the world. Enesco may reduce its exposure to fluctuations in interest rates and foreign exchange rates by creating offsetting positions through the use of derivative financial instruments. Enesco currently does not use derivative financial instruments for trading or speculative purposes. Enesco regularly monitors foreign currency exposures and ensures that the hedge contract amounts do not exceed the amounts of the underlying exposures.

Enesco's current hedging activity is limited to foreign currency purchases and intercompany foreign currency transactions. The purpose of Enesco's foreign currency hedging activities is to protect Enesco from the risk that the eventual settlement of foreign currency transactions will be affected adversely by changes in exchange rates. Enesco hedges these exposures by entering into various short-term foreign exchange forward contracts. Under FAS 133, the instruments are carried at fair value in the balance sheet as a component of other current assets or other current liabilities. Changes in the fair value of foreign exchange forward contracts that meet the applicable hedging criteria of FAS 133 are recorded as a component of other comprehensive income and reclassified into earnings in the same period during which the hedged transaction affects earnings. Changes in the fair value of foreign exchange forward contracts that do not meet the applicable hedging criteria of FAS 133 are recorded currently in income as cost of sales or foreign exchange gain or loss, as applicable. Hedging activities did not have a material impact on results of operations or financial condition during 2001.

To manage foreign currency risk, as of December 31, 2001, Enesco had entered into forward exchange agreements with a notional value of $17.0 million that will mature within 90 days. These contracts include sales of British pounds sterling and the purchase of U.S. dollars at an average exchange rate of 1.44, and a sale of U.S. dollars and the purchase of British pounds sterling at an average exchange rate of 1.45. The fair value of these contracts is not significant. As of December 31, 2001, Enesco had $6.7 million outstanding of interest bearing debt with interest rates ranging from 3.25% to 4.75% and maturities within 31 days. The fair value approximates the carrying value of these debt instruments.

9. COMMITMENTS AND CONTINGENCIES:

Enesco incurred rental expense under operating leases of $4.5 million in 2001, $5 million in 2000 and $5.2 million in 1999.

The minimum rental commitments under noncancelable operating leases as of December 31, 2001, are as follows (in thousands):

Period	Aggregate Amount
2002	$ 2,900
2003	2,500
2004	1,400
2005	800
2006	400
Later years	300
Total minimum future rentals	$ 8,300

Enesco has entered into various licensing agreements requiring royalty payments ranging from 1.5% to 18% of specified product sales. Royalty expenses, which are charged to cost of sales under these licensing agreements, totaled $21.5 million in 2001, $26 million in 2000 and $27 million in 1999. Pursuant to various licensing agreements, the future minimum guaranteed royalty payments are $17.1 million in 2002, $15.7 million in 2003, $15 million in 2004, $15 million in 2005 and $15 million in 2006. Under the terms of certain royalty agreements, royalty payments made may be subject to audit. Historically, audit adjustments have not been significant nor does Enesco expect future audit adjustments to be significant.

There are various legal proceedings pending against Enesco which have arisen during the normal course of business. Management believes the ultimate outcome of those legal proceedings will not have a material adverse impact on the financial position or results of operations of Enesco.

10. CORPORATE HEADQUARTERS CLOSING RESERVE:

Enesco's corporate headquarters closing reserve, established in 1997, provided for severance and benefit payments due to terminated employees. In 2001, Enesco made $2.2 million of payments to former employees, which were charged against the corporate headquarters closing reserve. At December 31, 2001, $1.2 million remained in the reserve ($700 thousand in current liabilities and $500 thousand in long-term post-retirement benefits), almost all of which is for future severance payments and related payroll taxes.

11. 2001 WORKFORCE REDUCTIONS:

On May 3, 2001, Enesco reduced its workforce in the United States by 120 positions, or approximately 14%. This workforce reduction affected clerical and professional employees and will generate annual savings of approximately $8 million. One-time severance costs approximating $500 thousand were recorded in the second quarter of 2001. On August 29, 2001, Enesco reduced its workforce in the United States by an additional 45 positions generating an estimated $3.5 million of annual savings. In September 2001, Enesco closed a manufacturing plant in the U.K. eliminating approximately 45 positions and generating savings of $700 thousand annually. The one-time costs associated with the third quarter U.S. and U.K. workforce reductions totaled $360 thousand. In the fourth quarter of 2001, Enesco recorded $70 thousand of severance costs related to U.S. workforce reductions. As of December 31, 2001, $32 thousand remains to be paid to former employees relating to the 2001 workforce reductions.

12. TERMINATION OF PRECIOUS MOMENTS ACQUISITION:

Enesco entered into an agreement on April 19, 2000, to purchase certain assets of Precious Moments, Inc. and the Precious Moments Company for $125 million in cash plus other considerations ranging up to 40% of the cash purchase price. On June 28, 2000, Enesco announced that it would not proceed with the purchase of certain assets of Precious Moments, Inc. and the Precious Moments Company.

The cost to terminate the agreement of $5.1 million was recorded in the second quarter of 2000. *Precious Moments* product that was to be used as part of the consideration for the agreement to purchase certain assets of Precious Moments Inc. was written down by $2.9 million and charged to cost of sales. The inventory was written down to reflect market conditions and to preserve collectibility of continuing product lines. The majority of the product was destroyed. In addition, there were $2.2 million of operating expenses related to the proposed acquisition which were incurred primarily in the second quarter of 2000 and included a break-up fee.

13. NEW PRESIDENT AND CEO:

Daniel DalleMolle was elected as President and Chief Executive Officer (CEO) of Enesco as of March 28, 2001. Mr. DalleMolle succeeded interim CEO Anne-Lee Verville. The President and CEO position had been vacant since June 27, 2000. Mr. DalleMolle also was appointed to Class II of the Board of Directors on March 28, 2001. His Board term will expire on April 24, 2003.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and Board of Directors of Enesco Group, Inc.:

We have audited the accompanying consolidated balance sheets of Enesco Group, Inc., (a Massachusetts corporation) and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, retained earnings, comprehensive income and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principals used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Enesco Group, Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

Chicago, Illinois
February 20, 2002

STOCK MARKET, DIVIDEND AND SHAREHOLDER INFORMATION

2001				2000			
		Market Price				Market Price	
Quarter	**Dividend**	**High**	**Low**	Quarter	Dividend	High	Low
First	$ –	$ 6.85	$ 4.63	First	$ 0.28	$ 11.50	$ 6.13
Second	–	7.24	5.12	Second	–	7.38	3.88
Third	–	7.26	3.96	Third	–	13.44	4.81
Fourth	–	7.31	3.30	Fourth	–	7.31	4.25

Enesco Group, Inc.'s Common Stock is traded on the New York and Pacific stock exchanges (symbol: ENC). The table shows, for the indicated periods, dividends paid and the high and low price range. As of December 31, 2001, there were 2,693 record holders of the Common Stock.

QUARTERLY RESULTS (UNAUDITED):

ENESCO GROUP, INC.

The following tables set forth information with respect to the consolidated quarterly results of operations for 2001 and 2000. The amounts are unaudited, but in the opinion of management include all adjustments necessary to present fairly the results of operations for the periods indicated.

In the fourth quarter of 2001, Enesco recognized a $9.4 million tax benefit primarily for prior year tax accruals that were no longer required. Also in the fourth quarter of 2001, Enesco recorded an $8.7 million pretax charge to write down inventory to its net realizable value following a product rationalization program.

In the fourth quarter of 2000, Enesco recognized a $12 million tax benefit primarily for prior year tax accruals that were no longer required.

(In thousands, except per share amounts)

	For the Three Months Ended			
	March 31, 2001	June 30, 2001	Sept. 30, 2001	Dec. 31, 2001
Net revenues	$ 62,745	$ 67,329	$ 77,812	$ 61,093
Cost of sales	34,228	35,158	45,479	46,109
Gross profit	28,517	32,171	32,333	14,984
Selling, distribution, general and administrative expenses	34,051	34,048	24,436	23,068
Amortization of goodwill	489	487	487	487
Operating profit (loss)	$ (6,023)	$ (2,364)	$ 7,410	$ (8,571)
Net income (loss)	$ (3,440)	$ (2,695)	$ 4,370	$ 2,876
Earnings (loss) per common share:				
Basic	$ (0.25)	$ (0.20)	$ 0.32	$ 0.21
Diluted	$ (0.25)	$ (0.20)	$ 0.31	$ 0.21

	For the Three Months Ended			
	March 31, 2000	June 30, 2000	Sept. 30, 2000	Dec. 31, 2000
Net revenues	$ 73,460	$ 73,296	$ 88,247	$ 89,958
Cost of sales	39,430	43,059	49,697	52,771
Gross profit	34,030	30,237	38,550	37,187
Selling, distribution, general and administrative expenses	32,642	34,358	32,263	31,654
Amortization of goodwill	535	534	532	1,057
Operating profit (loss)	$ 853	$ (4,655)	$ 5,755	$ 4,476
Net income (loss)	$ 164	$ (2,436)	$ 2,918	$ 14,446
Earnings (loss) per common share:				
Basic and diluted	$ 0.01	$ (0.18)	$ 0.21	$ 1.05

FINANCIAL HIGHLIGHTS LAST FIVE YEARS

ENESCO GROUP, INC.

The financial data set forth below should be read in connection with the Financial Statements, accompanying Notes and Management's Discussion and Analysis on the preceding pages.

(In thousands, except per share amounts)		**2001**	2000	1999	1998	1997
Net revenues[1]		**$268,979**	$324,961	$391,844	$458,540	$485,883
Cost of sales[2]		**160,974**	184,957	224,806	249,666	268,797
Gross profit		**108,005**	140,004	167,038	208,874	217,086
Selling, distribution, general and administrative expenses		**115,603**	130,917	143,387	159,766	186,468
Amortization of goodwill and other intangibles[3]		**1,950**	2,658	2,224	49,195	3,479
Operating profit (loss)		**(9,548)**	6,429	21,427	(87)	27,139
Interest expense		**(1,523)**	(3,196)	(2,994)	(3,575)	(6,783)
Interest income		**371**	1,161	579	795	1,456
Other income (expense), net		**(1,342)**	759	273	(428)	(982)
Income (loss) before income taxes from continuing operations		**(12,042)**	5,153	19,285	(3,295)	20,830
Income taxes[4]		**(13,153)**	(9,939)	(7,591)	19,148	10,285
Income (loss) from continuing operations, net of taxes		**1,111**	15,092	26,876	(22,443)	10,545
Income of discontinued operations, net of taxes		–	–	–	–	2,158
Net loss on sale of discontinued operations		–	–	–	–	(41,000)
Net income (loss)		**$ 1,111**	$ 15,092	$ 26,876	$ (22,443)	$ (28,297)
Earnings (loss) per common share:						
Basic:	Continuing operations	**$ 0.08**	$ 1.11	$ 1.88	$ (1.38)	$ 0.60
	Discontinued operations	–	–	–	–	0.12
	Sale of discontinued operations	–	–	–	–	(2.33)
	Total	**$ 0.08**	$ 1.11	$ 1.88	$ (1.38)	$ (1.61)
Diluted:	Continuing operations	**$ 0.08**	$ 1.11	$ 1.87	$ (1.38)	$ 0.60
	Discontinued operations	–	–	–	–	0.12
	Sale of discontinued operations	–	–	–	–	(2.32)
	Total	**$ 0.08**	$ 1.11	$ 1.87	$ (1.38)	$ (1.60)
Average shares of common stock outstanding		**13,708**	13,562	14,329	16,208	17,577
Average shares of common stock diluted		**13,836**	13,636	14,371	16,258	17,661
Shares of common stock outstanding at year end		**13,769**	13,612	13,476	15,852	17,201
Market value per common share at year end		**$ 6.30**	$ 4.69	$ 11.06	$ 23.25	$ 25.69
Cash dividends declared		**$ –**	$ 3,782	$ 15,906	$ 18,028	$ 19,702
Dividends declared per common share		**$ –**	$ 0.28	$ 1.12	$ 1.12	$ 1.12
Capital expenditures		**$ 2,729**	$ 4,794	$ 5,058	$ 4,520	$ 4,944
Depreciation		**$ 5,071**	$ 5,948	$ 5,285	$ 5,649	$ 5,701
Working capital		**$ 54,389**	$ 58,931	$ 42,434	$ 74,856	$105,449
Total assets		**$219,551**	$231,479	$277,367	$319,949	$431,574
Total long-term liabilities		**$ 8,938**	$ 11,562	$ 34,237	$ 38,537	$ 43,808
Shareholders' equity		**$126,377**	$125,693	$114,432	$150,581	$228,914
Book value per common share		**$ 9.18**	$ 9.23	$ 8.49	$ 9.50	$ 13.31
Return on average shareholders' equity		**1%**	13%	20%	(12)%	(11)%

[1] *Revenue figures include shipping and handling costs billed to customers.*
[2] *Cost of sales includes non-cash charges of $8.7 million in 2001, $2.9 million in 2000 and $9.6 million in 1999.*
[3] *Amortization of goodwill includes a non-recurring $46 million goodwill write-down in 1998.*
[4] *The provision for income taxes includes a $9.4 million benefit in 2001 related to the reversal of prior year tax accruals, a $12 million benefit in 2000 related to the reversal of prior year tax accruals and a $15 million benefit in 1999 related to the reversal of prior year tax accruals.*

CORPORATE DATA

ENESCO GROUP, INC.

CORPORATE HEADQUARTERS

Enesco Group, Inc.
225 Windsor Drive
Itasca, Illinois 60143
Telephone: 1-630-875-5300
Fax: 1-630-875-5350
Web address: www.enesco.com

ANNUAL MEETING

The 2002 Annual Meeting of Shareholders will be held at the Enesco showroom theater, One Enesco Plaza, Elk Grove Village, Illinois on Thursday, April 25, 2002, at 9:30 a.m.

TRANSFER AGENT AND REGISTRAR

Mellon Investor Services LLC
85 Challenger Road
Ridgefield Park, New Jersey 07660
Call toll-free nationwide 1-800-288-9541
or on the Internet at www.mellon-investor.com

Telecommunications devices for the hearing impaired (TDD) are available nationwide at 1-800-231-5469.

STOCK EXCHANGE

Enesco Group, Inc. stock is listed on the New York Stock Exchange and the Pacific Exchange under the symbol ENC.

AUDITORS

Arthur Andersen LLP
Chicago, Illinois

SHAREHOLDER INQUIRIES

If you have questions concerning your account as a shareholder; such as name or address changes; how to enroll in the Dividend Reinvestment Plan or Direct Deposit Service; inquiries regarding dividend checks, stock certificates and Dividend Reinvestment Plan statements; or if you need tax information regarding your account, please contact the Transfer Agent.

SEC FORM 10-K

Shareholders may obtain, free of charge, a copy of Form 10-K by making a written request to Corporate Headquarters, Attention Investor Relations.

DIVIDEND POLICY

Any dividends that are declared by the Board of Directors historically have been paid on or around the first of January, April, July and October.

DIRECT DEPOSIT OF DIVIDENDS

Registered shareholders may have any dividends paid on Enesco Group, Inc.'s common stock electronically deposited to their checking or savings accounts free of charge. If you wish to have your dividends electronically deposited, please contact the Transfer Agent or call toll-free at 1-800-288-9541.

DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

Shareholders may elect to automatically reinvest their dividends and invest additional cash in Enesco Group, Inc. common stock. Purchase fees and commissions are paid by Enesco Group, Inc. when shares are acquired through this program. A brochure describing the plan, including an enrollment form, is available by calling the Transfer Agent at 1-800-288-9541 or by writing Corporate Headquarters, Attention Investor Relations.

INVESTOR RELATIONS

Enesco Group, Inc.'s shareholders of record receive an Annual Report and proxy material. If you have any questions or require additional information, write to: Investor Relations, Enesco Group, Inc., 225 Windsor Drive, Itasca, Illinois 60143, call Investor Relations at 1-630-875-5856 or visit the Investor Relations section of our Web site at www.enesco.com.

TRADEMARKS

Italicized words identifying products in this report are trademarks or service marks of Enesco Group, Inc., its subsidiaries, affiliates or licensors.

UNITED STATES LOCATIONS

Enesco Group, Inc.
Itasca, Illinois

Enesco Showrooms:
Columbus, Ohio
Dallas, Texas
Elk Grove Village, Illinois
Los Angeles, California
Minneapolis, Minnesota
New York, New York
Overland Park, Kansas
Seattle, Washington

INTERNATIONAL SUBSIDIARIES

Enesco European Giftware Group Limited
Carlisle, Cumbria, England

Divisions and Affiliates:
Lilliput Lane
Border Fine Arts
Enesco U.K.
Enesco France, S.A.
Enesco Import GmbH

Enesco International (H.K.) Limited
Hong Kong, S.A.R.

N.C. Cameron & Sons Limited
Mississauga, Ontario, Canada

Production: Enesco's Corporate Communications Printing: Lake County Press Portrait photography: Mark Batrell



Front row: D. Brooks-Lucas, E. Freedman, J. Cauley, J. Haberkorn
Back row: H. Perkins, T. Pressman, A. Verville, D. DalleMolle, D. Krause, G. Ditomassi

BOARD OF DIRECTORS

Anne-Lee Verville
Chairman of the Board
Retired General Manager,
Worldwide Education
Industry of International
Business Machines Corporation
(Advanced Information Technologies)

John F. Cauley
Retired President
Friendly Ice Cream Corporation
(Restaurants and Food Products)

Daniel DalleMolle
President and Chief Executive Officer
Enesco Group, Inc.

George R. Ditomassi
Co-Chief Executive Officer
Shop At Home (Consumer Products)

Eugene Freedman
Founding Chairman
Enesco Group, Inc.

Judith R. Haberkorn
Retired President –
Consumer Sales and Service
Bell Atlantic Corporation
(Telecommunications Services)

Donald L. Krause
Retired Senior Vice President
and Controller
Newell Rubbermaid, Inc.
(Consumer Products)

Donna Brooks-Lucas
President and Chief Executive Officer
DBL Multi-Media Group
(Communications Consulting)

Homer G. Perkins*
Retired Chairman of the Board
Enesco Group, Inc.

Thane A. Pressman
Former President and
Chief Executive Officer
Tone Brothers, Inc.
(Consumer Food and Products)

* *The Board of Directors extends their appreciation to Homer G. Perkins for his service, dedication and loyalty to the Company for the past 63 years. Perkins has indicated he will not be standing for re-election to the Board at the 2002 Annual Meeting. He started with the company in 1939 as an independent dealer for Stanley Home Products, became President and COO in 1970, and CEO in 1972. Perkins joined the Board of Directors in 1954, and was Chairman of the Board from 1977 to 1981.*

OFFICERS

Daniel DalleMolle
President and Chief Executive Officer

M. Frances Durden
Vice President, Secretary, Clerk and General Counsel

Eugene Freedman
Founding Chairman

Josette V. Goldberg
Senior Vice President, Human Resources and Administration

Jeffrey W. Lemajeur
Chief Financial Officer and Treasurer

Paul B. Perez
Senior Vice President, Sales, Marketing and Product Development

Charles E. Sanders
Assistant Treasurer

Jeffrey S. Smith
Senior Vice President, Operations

ENESCO
GROUP, INC.

ENESCO GROUP, INC.

International Headquarters
225 Windsor Drive
Itasca, Illinois 60143-1225

www.enesco.com